SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bitdeer Technologies Group

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share
(Title of Class of Securities)

G11448100
(CUSIP Number)

April 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Shinning Stone Invest Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,326,416 class A ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,326,416 class A ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,326,416 class A ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4% of class A ordinary shares (13.0% of ordinary shares) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents 15,326,416 class A ordinary shares, par value US$0.0000001 per share, directly held by Shinning Stone Invest Co., Ltd. (“Shinning Stone”). Shinning Stone is a British Virgin Islands company wholly-owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.

(2)	Calculation is based on a total of 111,288,605 ordinary shares of the Issuer outstanding as of April 13, 2023, including 62,888,683 class A ordinary shares and 48,399,922 class V ordinary shares.

1	NAMES OF REPORTING PERSONS
Zhaofeng Zhao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,326,416 class A ordinary shares (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,326,416 class A ordinary shares (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,326,416 class A ordinary shares (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4% of class A ordinary shares (13.0% of ordinary shares) (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)
Represents 15,326,416 class A ordinary shares, par value US$0.0000001 per share, directly held by Shinning Stone Invest Co., Ltd. (“Shinning Stone”). Shinning Stone is a British Virgin Islands company wholly-owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.

(4)	Calculation is based on a total of 111,288,605 ordinary shares of the Issuer outstanding as of April 13, 2023, including 62,888,683 class A ordinary shares and 48,399,922 class V ordinary shares.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the class A ordinary shares, par value US$0.0000001 per share of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509. The class A ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “BTDR”.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by Shinning Stone Invest Co., Ltd., a company incorporated in the British Virgin Islands (“Shinning Stone”), and Zhaofeng Zhao, a Chinese citizen (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is 2299 Xuemian North Road, Taoyuan Street, Ninghai, Ningbo, Zhejiang, China 315615.

(d)(e) In the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 13, 2023 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to the Amended and Restate Agreement and Plan of Merger, dated December 15, 2021, by and among the Issuer, Bitdeer Technologies Holding Company, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bitdeer”), Blue Safari Group Acquisition Corp., a BVI business company, and other parties thereto, as amended on May 30, 2022, December 2, 2022 and March 7, 2023 (the “Merger Agreement”).

In connection with the Business Combination, each share of Bitdeer beneficially owned by Mr. Zhao, through Shinning Stone, issued and outstanding immediately prior to the Acquisition Merger Effective Time (as defined in the Merger Agreement) was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, such number of class A ordinary shares of the Issuer that is equal to Exchange Ratio, which is approximately 0.00858, and for no additional consideration. As a result, Mr. Zhao, through Shinning Stone, received an aggregate of 15,326,416 class A ordinary shares of the Issuer in connection with the Business Combination.

The above summary is qualified by reference to the Issuer’s shell company report on Form 20-F (as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 19, 2023 (File No. 001-41687) and the full text of the Merger Agreement, copies of which are filed as Exhibits 2.1 to 2.4 to the Issuer’s registration statement on Form F-4 (as amended, initially filed with the SEC on March 8, 2023 (File No. 333-270345) (the “Form F-4”). The Merger Agreement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

To the extent required by Item 4, the information contained in Item 3 above and Item 6 below is incorporated herein by reference. Other than as described in this Item 4, the Reporting Persons do not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) (b) See below.

Reporting Person	Amount of shared beneficially owned:	Percent of class A ordinary shares(1):	Percent of ordinary shares(1):	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shinning Stone Invest Co., Ltd.	15,326,416	24.4%	13.0%	2.8%	15,326,416	0	15,326,416	0
Zhaofeng Zhao	15,326,416	24.4%	13.0%	2.8%	15,326,416	0	15,326,416	0

(1)
The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 111,288,605 ordinary shares of the Issuer outstanding as of April 13, 2023, including 62,888,683 class A ordinary shares and 48,399,922 class V ordinary shares.

(c) Other than as discussed in this Schedule 13D, including with respect to ordinary shares underlying options, during the past 60 days prior to the date of this statement, the Reporting Persons have not acquired any ordinary shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Lock-up Agreement

Concurrently with the consummation of the Business Combination, the Issuer, Mr. Zhaofeng Zhao and Shinning Stone  entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which Mr. Zhao agreed to, among other things, lock up all class A ordinary shares of the Issuer held by him through Shinning Stone (the “Lock-up Shares”) for a period commencing on the Closing Date and ending on the date that is 180 days thereafter. If the closing price of the class A ordinary shares of the Issuer after Closing Date equals or exceeds US$15.00 per share (as adjusted for share splits, share capitalization, subdivisions, reorganization, recapitalization and other similar arrangements) for any 20 trading days within any 30-trading day period, 5% of the Lock-up Shares shall be released from the lock-up restrictions. Furthermore, pursuant to a lock-up waiver executed by the Issuer, 4% of the Lock-up Shares have been released from the lock-up restrictions, which were counted towards the 5% Lock-up Shares that could be released prior to the expiration of the lock-up period in accordance with the Lock-up Agreement.

The foregoing descriptions of the Lock-up Agreement and the lock-up waiver do not purport to be complete and are qualified by their entirety by reference to the Lock-up Agreement and lock-up waiver, copies of which are filed as Exhibit 99.6 to this statement on Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement
99.2
Amended and Restated Agreement and Plan of Merger, dated December 15, 2021 (incorporated by reference to Exhibit 2.1 to the registration statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023)

99.3
First Amendment to Amended and Restated Agreement and Plan of Merger, dated May 30, 2022 (incorporated by reference to Exhibit 2.2 to the registration statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023)

99.4
Second Amendment to Amended and Restated Agreement and Plan of Merger, dated December 2, 2022 (incorporated by reference to Exhibit 2.3 to the registration statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023)

99.5
Third Amendment to Amended and Restated Agreement and Plan of Merger, dated March 7, 2023 (incorporated by reference to Exhibit 2.4 to the registration statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023)

99.6*	Lock-up Agreement by and between the Reporting Persons and the Issuer
99.7*	Lock-up Waiver by the Issuer

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2023
Shinning Stone Invest Co., Ltd.

By:	/s/ Zhaofeng Zhao
Name: Zhaofeng Zhao
Title: Director

Zhaofeng Zhao

/s/ Zhaofeng Zhao